UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934

Western Asset Managed Municipals Fund (MMU)

(Name of Issuer)

Auction Rate Cumulative Preferred Stock

(Title of Class of Securities)

95766m402
95766m600
95766m204
95766m303
95766m501

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 29, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP Nos.: 95766m402, 95766m600, 95766m204, 95766m303, 95766m501

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  2,062

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  2,062

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,062

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

20.62%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Western Asset Managed Municipals Fund
Legg Mason Partners Fund Advisors
125 Broad Street
New York, New York 10004

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director and controlling stockholder.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of the Principals or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 2,062 shares of the Western Asset Managed Municipals Fund on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 20.62% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of the Western Asset Managed Municipals Fund fits the investment guidelines for various Accounts. Shares have been acquired since June 17, 2008.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 2,062 shares or 20.62% of the outstanding shares. George W. Karpus presently owns 65 shares. Jo Ann Van Degriff presently owns 8 shares. Dana R. Consler presently owns 1 share. KIM Defined Benefit Plan presently owns 9 shares. KIM Profit Sharing Plan presently owns 7 share. Karpus Management, Inc. presently owns 13 shares. None of the other principals of KIM presently own shares of the Western Asset Managed Municipals Fund.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market transactions for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such transactions:

 Date   Shares  Price Per Share
 N/A
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the Western Asset Managed Municipals Fund securities.

Item 7. Materials to be Filed as Exhibits.

None
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Daniel Lippincott
Title:   Director of Investment Personnel/Senior Tax-Sensitive Manager
Date:   November 10, 2014